White Knight Resources Ltd.

04035855

82-2850

RECEIVED

2004 JUL 29 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

NEWS RELEASE

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
July 19, 2004

White Knight Resources Ltd. (the "Company") announces that the warrants previously exercisable until October 24, 2005 will now terminate on August 3, 2004.

On October 23, 2003, the Company completed a private placement, which included the issuance of warrants (the "Warrants") to purchase up to 2,500,000 common shares of the Company at the price of $0.60 per share until October 24, 2005. However, it is a term of the Warrants that if at any time during the two year exercise period the closing price of the Company's shares on the TSX Venture Exchange or other principal trading market exceeds $0.95 per share for a period of more than 20 consecutive business days, an accelerated exercise period will apply to the Warrants.

The Company hereby provides notice to the holders of the Warrants issued on October 23, 2003 of the commencement of the accelerated exercise period as the closing price of the Company's shares on the TSX Venture Exchange exceeded $0.95 per share for a period of more than 20 consecutive business days. Accordingly, all Warrants must be exercised on or before 5:00 p.m. local time in Vancouver, B.C. on August 3, 2004 or they will terminate and be of no further force or effect as of such time.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com